CUSIP No. 150937100                                           Page 1 of 26 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            ------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)*


                        Centennial HealthCare Corporation
       -----------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
       -----------------------------------------------------------------

                         (Title of Class of Securities)



                                    150937100
       -----------------------------------------------------------------
                                 (CUSIP Number)
                                    --------

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150937100                                           Page 2 of 26 Pages


Lawrence B. Sorrel                             William J. Hewitt, Esq.
Welsh, Carson, Anderson                        Reboul, MacMurray, Hewitt,
  & Stowe                                        Maynard & Kristol
320 Park Avenue                                45 Rockefeller Plaza
New York, NY  10022                            New York, NY  10111
Tel. (212) 893-9500                            Tel. (212) 841-5700

                       Daryl R. Griswold, Esq.
                       Centennial HealthCare Corporation
                       400 Perimeter Center Terrace
                       Suite 650
                       Atlanta, GA 30346
                       Tel. (770) 698-9040

       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 2, 1999
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

CUSIP No. 150937100                                           Page 3 of 26 Pages


-----------------------------------------------------------------
1)   Names of Reporting Persons                Welsh, Carson,
     I.R.S. Identification                     Anderson &
     Nos. of Above Persons (ENTITIES ONLY)     Stowe VIII, L.P.
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           Not Applicable
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of                7)   Sole Voting          -0-
Shares Beneficially           Power
Owned by Each
Reporting Person         ________________________________________
With:                    8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-        -0-
                              tive Power
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially                 -0-
     Owned by Each Reporting Person
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                -0-
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                     PN

CUSIP No. 150937100                                           Page 4 of 26 Pages

-----------------------------------------------------------------
1)   Name of Reporting Person                 WCAS VIII
     S.S. or I.R.S. Identification            Associates LLC
     No. of Above Person
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           Not Applicable
-----------------------------------------------------------------
5)   Check if Disclosure of                    Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of                7)   Sole Voting          -0-
Shares Beneficially           Power
Owned by Each
Reporting Person         ________________________________________
With:                    8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-        -0-
                              tive Power
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially                 -0-
     Owned by Each Reporting Person
-----------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)                           [   ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                -0-
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    OO

CUSIP No. 150937100                                           Page 5 of 26 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons                WCAS Capital
     I.R.S. Identification                     Partners III, L.P.
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           Not Applicable
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting          -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-        -0-
                              tive Power

                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially                 -0-
     Owned by Each Reporting Person
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                -0-
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN

CUSIP No. 150937100                                           Page 6 of 26 Pages

-----------------------------------------------------------------
1)   Name of Reporting Person                  WCAS CP III
     S.S. or I.R.S. Identification             Associates L.L.C.
     No. of Above Person
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           Not Applicable
----------------------------------------------------------------
5)   Check if Disclosure of                    Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting          -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-        -0-
                              tive Power

                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially                 -0-
     Owned by Each Reporting Person
-----------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)                            [   ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                -0-
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    OO

CUSIP No. 150937100                                           Page 7 of 26 Pages

-------------------------------------------------------------
1)   Names of Reporting Persons                Welsh, Carson,
     I.R.S. Identification                     Anderson & Stowe
     Nos. of Above Persons (ENTITIES ONLY)     VI, L.P.
----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           WC
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of                7)   Sole Voting    2,520,193 shares of
Shares Beneficially           Power          Common Stock, $.01
Owned by Each                                par value ("Common
Reporting Person                             Stock")
With:
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  2,520,193 shares of
                              tive Power     Common Stock
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially           2,520,193 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                21.1%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN

CUSIP No. 150937100                                           Page 8 of 26 Pages

--------------------------------------------------------------
1)   Name of Reporting Person                  WCAS VI Partners, L.P.
     S.S. or I.R.S. Identification
     No. of Above Person
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           Not Applicable
-----------------------------------------------------------------
5)   Check if Disclosure of                    Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
\Number of                7)  Sole Voting    2,520,193 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ---------------------------------------
                         9)   Sole Disposi-  2,520,193 shares of
                              tive Power     Common Stock
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially           2,520,193 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)                           [   ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                21.1%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN
-----------------------------------------------------------------

CUSIP No. 150937100                                           Page 9 of 26 Pages

1)   Names of Reporting Persons                WCAS Capital
     I.R.S. Identification                     Partners II, L.P.
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           WC
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    246,896 shares of
Beneficially                  Power          Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  246,896 shares of
                              tive Power     Common Stock

                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially           246,896 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                           [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                2.1%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                   PN

CUSIP No. 150937100                                          Page 10 of 26 Pages

-----------------------------------------------------------------
1)   Name of Reporting Person                  WCAS CP II
     S.S. or I.R.S. Identification             Partners
     No. of Above Person
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           Not Applicable
-----------------------------------------------------------------
5)   Check if Disclosure of                    Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      New Jersey
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    246,896 shares of
Beneficially                  Power          Common Stock
Owned by Each
Reporting Person
With:                    ________________________________________
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  246,896 shares of
                              tive Power     Common Stock

                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially           246,896 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)                           [   ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                2.1%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN

CUSIP No. 150937100                                          Page 11 of 26 Pages

---------------------------------------------------------------
1)   Names of Reporting Persons                WCAS Healthcare
     I.R.S. Identification                     Partners, L.P.
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           WC
----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    81,384 shares of
Beneficially                  Power          Common Stock
Owned by Each
Reporting Person
With:
                         ----------------------------------------
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  81,384 shares of
                              tive Power     Common Stock
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------
11)  Aggregate Amount Beneficially           81,384 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------

12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                0.7%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN

CUSIP No. 150937100                                          Page 12 of 26 Pages

-----------------------------------------------------------------
1)   Name of Reporting Person                  WCAS HP Partners
     S.S. or I.R.S. Identification
     No. of Above Person
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           Not Applicable
-----------------------------------------------------------------
5)   Check if Disclosure of                    Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      Delaware
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    81,384 shares of
Beneficially                  Power          Common Stock
Owned by Each
Reporting Person
With:
                         ----------------------------------------
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  81,384 shares of
                              tive Power     Common Stock
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------
11)  Aggregate Amount Beneficially           81,384 shares of
     Owned by Each Reporting Person          Common Stock
-----------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)                           [   ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                0.7%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    PN
-----------------------------------------------------------------

CUSIP No. 150937100                                          Page 13 of 26 Pages

1)   Names of Reporting Persons                J. Stephen Eaton
     I.R.S. Identification
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           PF
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      U.S. Citizen
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    1,213,077 (including
Beneficially                  Power          1,115,371 shares and
Owned by Each                                97,706 shares issuable
Reporting Person                             upon exercise of options
With:                                        currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  1,213,077
                              tive Power     (including 1,115,371
                                             shares and 97,706 shares
                                             issuable upon exercise of
                                             options currently
                                             exercisable within 60
                                             days, respectively)
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------

11)  Aggregate Amount Beneficially           1,213,077 (including
     Owned by Each Reporting Person          1,115,371 shares and
                                             97,706 shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)

CUSIP No. 150937100                                          Page 14 of 26 Pages

-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                10.1%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    IN

CUSIP No. 150937100                                          Page 15 of 26 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons                Kent C. Fosha, Sr.
     I.R.S. Identification
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           PF
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      U.S. Citizen
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    53,949 (including
Beneficially                  Power          7,970 shares
Owned by Each                                and 45,979 shares
Reporting Person                             issuable upon exercise
With:                                        of options currently
                                             exercisable within 60
                                             days, respectively)
                         ----------------------------------------
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  53,949 (including
                              tive Power     7,970 shares and 45,979
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------
11)  Aggregate Amount Beneficially           53,949 (including
     Owned by Each Reporting Person          7,970 shares and 45,979
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)

CUSIP No. 150937100                                          Page 16 of 26 Pages

-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                0.5%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    IN

CUSIP No. 150937100                                          Page 17 of 26 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons                Alan C. Dahl
     I.R.S. Identification
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           PF
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      U.S. Citizen
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    93,976 (including
Beneficially                  Power          59,492 shares and
Owned by Each                                34,484 shares issuable
Reporting Person                             upon exercise of options
With:                                        currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         8)   Shared Voting
                              Power                -0-
                         ----------------------------------------
                         9)   Sole Disposi-  93,976 (including
                              tive Power     59,492 shares and 34,484
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------
11)  Aggregate Amount Beneficially           93,976 (including
     Owned by Each Reporting Person          59,492 shares and 34,484
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)

CUSIP No. 150937100                                          Page 18 of 26 Pages

-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                0.8%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    IN

CUSIP No. 150937100                                          Page 19 of 26 Pages

-----------------------------------------------------------------
1)   Names of Reporting Persons                Lawrence W. Lepley
     I.R.S. Identification
     Nos. of Above Persons (ENTITIES ONLY)
-----------------------------------------------------------------
2)   Check the Appropriate Box                 (a) [   ]
     if a Member of a Group                    (b) [   ]
-----------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------
4)   Source of Funds                           PF
-----------------------------------------------------------------
5)   Check Box if Disclosure of                Not Applicable
     Legal Proceedings is
     Required Pursuant to
     Item 2(d) or 2(e)
-----------------------------------------------------------------
6)   Citizenship or Place                      U.S. Citizen
     of Organization
-----------------------------------------------------------------
Number of Shares         7)   Sole Voting    92,226 (including
Beneficially                  Power          83,225 shares and
Owned by Each                                9,001 shares issuable
Reporting Person                             upon exercise of options
With:                                        currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         8)   Shared Voting
                              Power               -0-
                         ----------------------------------------
                         9)   Sole Disposi-  92,226 (including
                              tive Power     83,225 shares and 9,001
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)
                         ----------------------------------------
                         10)  Shared Dis-
                              positive Power       -0-
                         ----------------------------------------
11)  Aggregate Amount Beneficially           92,226 (including
     Owned by Each Reporting Person          83,225 shares and 9,001
                                             shares issuable upon
                                             exercise of options
                                             currently exercisable
                                             within 60 days,
                                             respectively)

CUSIP No. 150937100                                          Page 20 of 26 Pages

-----------------------------------------------------------------
12)  Check Box if the Aggregate
     Amount in Row (11)                            [  ]
     Excludes Certain Shares
-----------------------------------------------------------------
13)  Percent of Class
     Represented by                                0.8%
     Amount in Row (11)
-----------------------------------------------------------------
14)  Type of Reporting
     Person                                    IN

CUSIP No. 150937100                                          Page 21 of 26 Pages


Amendment No. 1 to
                                  Schedule 13D
                                  ------------

          The items of the statement on Schedule 13D dated November 2, 1998 relating to the Common Stock, $.01 par value (the "Common Stock"), of Centennial HealthCare Corporation, a Georgia corporation (the "Issuer"), which was filed by a group consisting of Welsh, Carson, Anderson & Stowe VIII, L.P. ("WCAS VIII"), WCAS VIII Associates LLC ("VIII Associates"), WCAS Capital Partner III, L.P. ("WCAS CP III"), WCAS CP III Associates L.L.C. ("CP III Associates"), Welsh, Carson, Anderson & Stowe VI L.P. ("WCAS VI"), WCAS VI Partners, L.P. ("VI Partners"), WCAS Capital Partners II, L.P., ("WCAS CP II"), WCAS CP II Partners ("WCAS CP II Partners"), WCAS Healthcare Partners, L.P. ("Heathcare Partners"), WCAS HP Partners ("HP Partners"), J. Stephen Eaton, Kent C. Fosha, Sr., Alan C. Dahl and Lawrence W. Lepley are hereby incorporated by reference, except as amended and restated as set forth below.


Item 2.  Identity and Background.
         -----------------------

          (a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of WCAS VIII, VIII Associates, WCAS CP III, CP III Associates, Healthcare Partners, HP Partners, WCAS VI, VI Partners, WCAS CP II, WCAS CP II Partners, J. Stephen Eaton, Kent C. Fosha, Sr., Alan C. Dahl and Lawrence W. Lepley (hereinafter collectively referred to as the "Reporting Persons").

          The Reporting Persons made a single, joint filing on Schedule 13D on November 2, 1998 (the "November Filing") because they could have been deemed, at that time, to constitute a "group" within the meaning of Section 13(d)(3) of the Act. An agreement among the Reporting Persons to file the November Filing as a group was attached as Exhibit A to the November Filing. In the November Filing, each Reporting Person disclaimed beneficial ownership of all shares of Common Stock other than those reported therein as being owned by he or it. The Reporting Persons believe that, as a result of the delivery of the Notice of Termination (as defined in Item 6) on April 2, 1999, the group that may have existed no longer exists.



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CUSIP No. 150937100                                          Page 22 of 26 Pages

Item 4.   Purpose of Transaction.
          ----------------------

          Each of the Reporting Persons has acquired securities of the Issuer for investment purposes and will continue to review his or its investment in the Issuer and reserves the right, based on such review, to acquire additional securities of the Issuer, or to dispose of any or all of the securities purchased by he or it, or otherwise change his or its intentions with respect to his or its investments.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          On October 22, 1998, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Centennial HealthCare Holdings Corporation (f/k/a Cougar Holdings Corporation), a Delaware corporation (the "Parent"), and Cougar Acquisition Corp., a Georgia corporation (the "Acquisition Sub"). The Merger Agreement was incorporated by reference in the November Filing as Exhibit B thereto, and any description thereof is qualified in its entirety by reference thereto. The Parent is the sole shareholder of the Acquisition Sub. WCAS VIII formed the Parent and the Acquisition Sub in order to facilitate the Merger described below. The Merger Agreement provided for, among other things, the acquisition of the Issuer by Parent pursuant to a merger of the Acquisition Sub with and into the Issuer (the "Merger").

          Pursuant to a Shareholders Agreement dated as of October 22, 1998 (the "Shareholders Agreement") among the Parent, the Acquisition Sub, WCAS VI and

CUSIP No. 150937100                                          Page 23 of 26 Pages

Messrs. Eaton, Fosha, Dahl and Lepley (collectively, the "Management Parties"), the Management Parties agreed to contribute, prior to the Merger, to the Parent not less than 505,000 shares of Common Stock in exchange for shares of the Parent's common stock. Pursuant to the Shareholders Agreement, (i) WCAS VIII and certain affiliated individuals agreed to purchase, prior to the Merger, for an aggregate $100 million in cash, 50 million shares of the Parent's common stock and (ii) WCAS CP III agreed to purchase, prior to the Merger, for an aggregate of $100 million in cash, the Parent's subordinated notes in the face amount of $100 million and 7,142,857 shares of the Parent's common stock. The Shareholders Agreement was attached to the November Filing as Exhibit D thereto, and any description thereof is qualified in its entirety by reference thereto.

          Pursuant to the Shareholders Agreement, WCAS VI and each of the Management Parties agreed to vote their shares of the Issuer (i) in favor of adoption and approval of the Merger Agreement and the Merger and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholders Agreement and (ii) except as otherwise agreed to in writing in advance by the Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the Board of Directors of the Issuer; (2) any material amendment of the Issuer's Amended and Restated Articles of Incorporation or Amended and Restated By-laws; or (3) any other action involving the Issuer or its subsidiaries which would have had the effect of impeding, interfering with, delaying, postponing, or impairing (A) the ability of the Issuer to consummate the Merger or (B) the transaction contemplated by the Shareholders Agreement and the Merger Agreement. Pursuant to the Shareholders Agreement, WCAS VI and each of the Management Parties agreed not to enter into any agreement or understanding with any person or entity prior to the termination of the Shareholders Agreement to vote in any manner inconsistent therewith.

          Pursuant to the Shareholders Agreement, each of the Management Parties further agreed that while the Merger Agreement was in effect, and except as contemplated by the Shareholders Agreement, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Issuer or enter into any

CUSIP No. 150937100                                          Page 24 of 26 Pages

contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of its shares of the Issuer, or any shares of the Issuer acquired after the date thereof, or any interest in any of the foregoing, except to the Parent; (ii) grant any proxies or powers of attorney, deposit any Shares of the Issuer into a voting trust or enter into a voting agreement with respect to any such Shares, or any interest in any of the foregoing, except to the Parent or the Acquisition Sub; or (iii) take any action that would have made any representation or warranty of such Management Parties contained therein untrue or incorrect or have the effect of preventing or disabling the Management Parties from performing such Management Parties' obligations under the Shareholders Agreement. By letter dated April 2, 1999, the Parent notified the Issuer that the Merger Agreement was terminated and the Merger abandoned (the "Notice of Termination"). Termination of the Merger Agreement terminates the Shareholders Agreement.

CUSIP No. 150937100                                          Page 25 of 26 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                  By:    WCAS VIII Associates LLC, General
                                             Partner

                                  By   /s/ Laura VanBuren
                                            Managing Member

                                  WCAS VIII ASSOCIATES LLC

                                  By   /s/ Laura VanBuren
                                            Managing Member

                                  WCAS CAPITAL PARTNERS III, L.P.
                                  By:  WCAS CP III Associates L.L.C., General
                                         Partner

                                  By   /s/ Laura VanBuren
                                            Managing Member

                                  WCAS CP III ASSOCIATES L.L.C.

                                  By   /s/ Laura VanBuren
                                            Managing Member

                                  WCAS HEALTHCARE PARTNERS, L.P.
                                  By:  WCAS HP Partners, General Partner

                                  By   /s/ Laura VanBuren
                                            Attorney-in-Fact

                                  WCAS HP PARTNERS

                                  By   /s/ Laura VanBuren
                                            Attorney-in-Fact

                                  WCAS CAPITAL PARTNERS II, L.P.
                                  By:  WCAS CP II Partners, General Partner

                                  By   /s/ Laura VanBuren
                                            General Partner

                                  WCAS CP II PARTNERS

                                  By   /s/ Laura VanBuren
                                            General Partner

                                  WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                  By:  WCAS VI Partners, L.P., General Partner

                                  By   /s/ Laura VanBuren
                                            General Partner

                                  WCAS VI PARTNERS, L.P.

                                  By   /s/ Laura VanBuren
                                            General Partners

CUSIP No. 150937100                                          Page 26 of 26 Pages


                                      /s/ J. Stephen Eaton
                                            J. Stephen Eaton


                                      /s/ Kent C. Fosha, Sr.
                                            Kent C. Fosha, Sr.


                                      /s/ Alan C. Dahl
                                            Alan C. Dahl


                                      /s/ Lawrence W. Lepley
                                            Lawrence W. Lepley




Dated: April 13, 1999